

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2022

David Michery
Chief Executive Officer
Mullen Automotive Inc.
1405 Pioneer St
Brea, CA 92821

> **Re: Mullen Automotive Inc.**
> **Registration Statement on Form S-3**
> **Filed March 28, 2022**
> **File No. 333-263880**

Dear Mr. Michery:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert Cohen, Esq.